UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BIOLABMART INC.
 (Exact name of registrant as specified in its charter)

Wyoming	81-3623646
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

777 Brickell Avenue Suite 500 Miami, Florida 33131
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. [X]

Securities Act registration statement file number to which this form relates: File No. 333-216650 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: common stock, $0.0001 par value

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of the authorized capital stock of BioLabMart Inc. (the “Company”) does not purport to be complete and is subject to and qualified in its entirety by its Articles of Incorporation, which is included as an exhibit to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 13, 2017 and by the applicable provisions of the Wyoming General Corporation Law.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, of which 11,544,000 shares are issued and outstanding as of June 19, 2017.  Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of shareholders, including the election of directors.  The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.  There is no provision in our Articles of Incorporation or By-laws that would delay, defer or prevent a change in control of our company.

Preferred Stock

There are 10,000 shares of preferred stock, par value $0.001 per share, authorized for issuance. As of June 19, 2017, 2,000 shares of Series A preferred stock are issued and outstanding. The Series A preferred stock is redeemable at the option of the Company at any time, in whole or in part, upon 10 trading days prior notice, at a price of $1.00 per share plus 4% per annum from the date of issuance (the “Stated Value”). The holders of the Series A Preferred Stock are entitled to a liquidation preference equal to the Stated Value, prior to the holders of other preferred stock or common stock. The holders of the Series A Preferred Stock have the right to convert such stock into common stock at a conversion rate equal to the Stated Value as of the conversion date divided by the average closing price of the common stock for the five previous trading days. The holders of Class A preferred stock vote together as a single class with the holders of the Company’s common stock and the holders of any other class or series of shares entitled to vote with the common stock, with the holders of Class A preferred stock being entitled to 66 2/3% of the total votes on all such matters, regardless of the actual number of shares of Class A preferred stock then outstanding.

Warrants and Options

As of June 19, 2017, there are warrants to purchase a total of 562,000 shares of the Company’s common stock at an exercise price of $0.40 per share outstanding. The warrants are immediately exercisable and expire December 31, 2019.

There is also outstanding an 8% convertible debenture in the principal amount of $10,000 which matures on September 1, 2017, or immediately upon an event of default. Any portion of the loan and unpaid interest are convertible at any time at the option of the holder into shares of common stock of the Company at a conversion price per share equal to the greater of (i) $0.0625, if the Company’s shares are not trading on a public market, and (ii) if the Company’s shares are listed for trading on a public market, an amount equal to a 50% discount to the average of the five lowest trading prices during the previous twenty trading days prior to the date of the notice of conversion from the holder.

There are currently no options or other convertible securities outstanding.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Articles of Incorporation (1)
3.2	Amended Articles of Incorporation (2)

(1)	Incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1, filed with the SEC on March 13, 2017
(2)	Incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1, filed with the SEC on March 13, 2017

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOLABMART INC.
Date: June 19, 2017	By: /s/Jonah Meer
Name: Jonah Meer Title: Chief Executive Officer